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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Citizens First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

17461R106

(CUSIP Number)

David C. Devendorf, Esq., Vice President
Citizens First Foundation, Inc.
525 Water Street, Port Huron, Michigan 48060
(810) 987-8300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 17461R106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Citizens First Foundation, Inc., formerly Citizens First Savings Charitable Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

          OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 ☐

6.	Citizenship or Place of Organization

          Michigan

	7.	Sole Voting Power
Number of		798,456

Shares	8.	Shared Voting Power
		0
Beneficially

Owned by Each	9.	Sole Dispositive Power
		798,456
Reporting

Person	10.	Shared Dispositive Power
		0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

          798,456

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

          9.4%

14.	Type of Reporting Person (See Instructions)

          CO

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Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share (“Common Shares”), of Citizens First Bancorp, Inc., a Delaware corporation (“Citizens”). The address of Citizens’ principal executive offices is 525 Water Street, Port Huron, Michigan 48060.

Item 2. Identity and Background.

     This amended statement is being filed by Citizens First Foundation, Inc., a Michigan non-profit corporation, formerly Citizens First Savings Charitable Foundation, Inc., who is referred to in this Schedule as the “Reporting Person.” The Reporting Person’s principal business is to hold and administer funds for charitable purposes. The Reporting Person’s business address is 525 Water Street, Port Huron, Michigan 48060.

     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     No consideration was given for the Reporting Person’s acquisition of the Common Shares. The Common Shares were acquired by way of the merger (the “Merger”) of Citizens First Foundation, a Delaware non-profit corporation (the “Delaware Foundation”), into Citizens First Savings Charitable Foundation, Inc., to be known as Citizens First Foundation, Inc., a Michigan non-profit corporation and the surviving corporation of the Merger (the “Michigan Foundation”). The Common Shares owned by the Delaware Foundation prior to the Merger were acquired as described in the Schedule 13D filed by the Delaware Foundation with the Securities and Exchange Commission on May 15, 2001. Subsequent to the filing of such Schedule 13D, the Delaware Foundation made various charitable donations of the Citizens Common Shares reported on that Schedule 13D. The Common Shares owned immediately prior to the Merger by the Michigan Foundation were acquired by purchase on the open market with existing funds of the Michigan Foundation.

Item 4. Purpose of Transaction.

     The Merger resulted in combined holding by the Reporting Person of 840,336 Common Shares. The Merger was effectuated for the purpose of simplifying operations and reducing overhead expenses.

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     Subject to market conditions and other factors that the Reporting Person may deem material, the Reporting Person may, from time to time, acquire additional Common Shares, or rights to purchase Common Shares in the open market, in privately negotiated transactions, by gift or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person may also dispose of some or all of the Common Shares that it beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by Citizens), gift, pledge, or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if it determines such acquisition or disposal is not in its best interests at that time.

     The Reporting Person disposed of 19,000 Common Shares by gift to a local community foundation on December 29, 2004. The Reporting Person anticipates disposing of Common Shares by yearly gifts of Common Shares having a fair market value of at least five percent of the total fair market value of the assets of the Reporting Person in order to maintain its status as a private foundation under the Internal Revenue Code and regulations of the Internal Revenue Service.

     Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of Citizens, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Citizens or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Citizens or any of its subsidiaries, (d) any change in the present board of directors or management of Citizens, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in Citizens’ present capitalization or dividend policy, (f) any other material change in Citizens’ business or corporate structure, (g) any changes in Citizens’ Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Citizens by any person, (h) causing a class of securities of Citizens to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Citizens’ equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The number and percentage of Common Shares beneficially owned by the Reporting Person as of the date of the event which requires filing this amendment to Schedule 13D are as follows:

	Number	Percent
Citizens First Foundation, Inc.	798,456	9.4%*

*Based on 8,486,845 shares of Citizens’ stock outstanding on February 15, 2005, which number was based on information provided to the Reporting Person by Citizens.

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     (b) The Reporting Person has sole voting power and sole investment power over the 798,456 Common Shares reported above as beneficially owned by it.

     (c) On December 29, 2004, the Reporting Person disposed of 19,000 Common Shares by gift to a local community foundation. No other transactions in Citizens’ Common Shares have been effected by the Reporting Person during the past 60 days.

     (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
               Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2005	CITIZENS FIRST FOUNDATION, INC.
	By:	/s/ David C. Devendorf, Vice President
David C. Devendorf, Vice President

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